Exhibit 99.1

New Pacific Metals Announces Framework Agreement for Cooperation and Coordination with the Carangas Community

VANCOUVER, BC, Feb. 23, 2026 /CNW/ - New Pacific Metals Corp. (TSX: NUAG) (NYSE American: NEWP) ("New Pacific" or the "Company")  is pleased to announce the signing of a Framework Agreement for Cooperation and Coordination (the "Agreement") with the Carangas community ("TIOC Carangas") in respect to its Carangas silver-gold project, located in Oruro Department, Bolivia (the "Carangas Project").

The Agreement establishes a general framework of understanding and commitment between the Company and TIOC Carangas that reflects the shared intention to develop the Carangas Project based on transparency, fairness, mutual benefits, mutual respect, and long-term cooperation. The Agreement includes the terms, conditions, and commitments of both the Company and TIOC Carangas and represents a critical step in moving the Carangas Project forward towards production. The Carangas Project will provide economic and social benefits to Bolivia, Oruro Department, TIOC Carangas, and the Company's shareholders.

Commitment to Responsible Development

As part of the Agreement, the Company has committed to:

•	Fully acknowledge and respect the property, possession, and ancestral rights of TIOC Carangas over its lands and territory, in accordance with Bolivian laws and the United Nations Declaration on the Rights of Indigenous Peoples;
•	Conduct its operations in compliance within the framework of Bolivian environmental regulations;
•	Promote mutually beneficial social and economic opportunities;
•	Support community members directly including support for the elderly community, individuals with disabilities, educational supplies, training initiatives and community health and development initiatives;
•	A collaborative approach to sustainable development and identifying and advancing community priorities;
•	Making a fixed annual contribution to a community development fund in amounts tied to the different stages of the Carangas Project;
•	Support local businesses, where possible, by sourcing services and supplies related to the mine development and operation locally; and
•	Implement a community resettlement plan to relocate the Carangas village to another location with improved infrastructure and living standards.

TIOC Carangas has committed to:

•	Actively participate in all stages of the public consultation to be carried out by the Administrative Jurisdictional Mining Authority (the "AJAM") and other Government bodies of Bolivia including the Ministry of Environment and Water;
•	Collaborate with the Company in identifying and resolving conflicts and problems that may arise during the implementation of the Carangas Project; and
•	Support exploration, permitting, construction, and production of the Carangas Project, including, permitting unrestricted access to the area of the Carangas Project, and allowing full and unrestricted access to all mining rights granted to the Company by law.

This Agreement is an important milestone in strengthening trust and ensuring that project advancement is carried out in a manner aligned with community values and regional development objectives. As set out in the Company's December 4, 2025 news release, with the Framework Agreement in place, the Company and AJAM Oruro will be able to successfully complete the formal prior consultation process. This will be followed by submitting an application to the National Assembly to convert the exploration licenses to mining permits.

The Company is also planning to commence work on a feasibility study for the Carangas Project once the mining permits are granted, with infill drilling to upgrade the known resources. Additionally, the Company plans to conduct exploration drilling - targeting deeper zones within the known wide intercepts of gold mineralization as well as new targets represented by the Induced Polarization (IP) anomalies. The 2026 drilling campaign is expected to comprise over 30,000 metres of drilling.

About New Pacific Metals

New Pacific is a Canadian exploration and development company advancing two permitting stage precious metals projects in Bolivia. Its Silver Sand project in Potosí has the potential to become one of the world's largest silver mines. The Carangas Silver-Gold Project in Oruro strengthens the Company's portfolio through scale, robust economics, and regional exploration potential. With near a decade of operating experience in Bolivia, New Pacific has earned the confidence of its stakeholders and shareholders.

For further information, please contact:

Peter Lekich, Director Investor Relations and Corporate Development
New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 223
1750-1066 Hastings Street, Vancouver, BC V6E 3X1, Canada
E-mail: plekich@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for statements of historical facts relating to the Company, certain information contained herein constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding moving the Carangas Project forward towards production; that the Carangas Project will provide economic and social benefits Bolivia, Oruro Department, TIOC Carangas, and the Company's shareholders; and the commitments of both the Company and TIOC Carangas; the conversion of exploration licenses to mining permits; and the plans for the Company's feasibility study and drilling campaigns.

Forward-looking statements are based on a number of estimates, assumptions, beliefs, expectations and opinions of management on the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include fluctuating equity prices, bond prices and commodity prices; calculation of resources, reserves and mineralization; general economic conditions; foreign exchange risks; interest rate risk; foreign investment risk; loss of key personnel; conflicts of interest; dependence on management; uncertainties relating to the availability and costs of financing needed in the future; environmental risks; operations and political conditions; the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility; and other factors under the heading "Risk Factors" in the Company's annual information form for the year ended June 30, 2025 (the "AIF") and its other public filings. The foregoing is not an exhaustive list of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: public health crisis on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with Corporación Minera de Bolivia, the Bolivian state mining corporation, by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Company's Carangas project to Administrative Mining Contract; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements adopted by the United States Securities and Exchange Commission.

Accordingly, information contained in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the Company's annual information form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

View original content to download multimedia:https://www.prnewswire.com/news-releases/new-pacific-metals-announces-framework-agreement-for-cooperation-and-coordination-with-the-carangas-community-302694262.html

SOURCE New Pacific Metals Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2026/23/c8445.html

%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 07:30e 23-FEB-26